EXHIBIT (4)(h)

FORM OF POLICY ENDORSEMENT (INCOME OPTION PAYMENT

ENDORSEMENT)

INCOME OPTION PAYMENT ENDORSEMENT

This Endorsement is part of the policy to which it is attached. The Effective Date of this Endorsement is the same as the Policy Date of the policy to which it is attached. This Endorsement expires when the policy expires.

The second sentence in the Payment provision of Section 10 - INCOME OPTIONS, A. GENERAL PAYMENT PROVISIONS is replaced in the policy with the following sentence:

If the policy is in force on the last available Annuity Commencement Date, we will use the Fixed Account portion of the Policy Value and the Separate Account portion of the Policy Value to make annuity payments to the payee. These annuity payments will be paid under Fixed Income Option 2(b) and Variable Income Option 2-V(b), respectively, with 10 years certain, or if elected, under one or more of the other options described in this section, or any other method of payment if we agree.

In all other respects the provisions and conditions of the policy remain the same. In the event of any conflict between the provisions of this Endorsement and the provisions of the policy, the provisions of this Endorsement shall prevail over the provisions of the policy.

Signed for the Company at our Home Office by: